INCYTE CORPORATION

Experimental Station, Route 141 & Henry Clay Road

Building E336, Wilmington, DE  19880

(302) 498-6700

Telecopier:  (302) 425-2707

January 30, 2012

VIA EDGAR

Mr. Joel Parker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Incyte Corporation
Form 10-K for the Fiscal Year ended December 31, 2010

Filed February 23, 2011

File Number: 001-12400

Dear Mr. Parker:

This letter sets forth the responses of Incyte Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated January 20, 2012.  To facilitate your review of the Company’s responses to the Staff’s comments, we have reproduced below the Staff’s comments followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 62

1.   We acknowledge your response to comment one. The completion of Phase IIa clinical trials for the treatment of rheumatoid arthritis appears to be a substantive milestone. However, it is unclear why the $19 million payment received from Lilly to initiate a Phase IIb clinical trial and the $3 million payment received from Pfizer to initiate a Phase 1 clinical trial are considered substantive milestones. In accordance with ASC 605-28-25-2, the vendor must perform to achieve a substantive milestone and a specific outcome must result from the vendor’s performance. Since you did not appear to have expended any effort to initiate the clinical trials the payments received do not appear to be substantive milestones. Please tell us why you consider these milestones to be substantive, and the efforts, if any that you expended to achieve the respective milestones. Please also tell us why you consider it appropriate to recognize the milestone payments up-front as opposed to over the product development period.

Response:

In May 2010, the Company achieved the Phase IIa milestone and received $30 million from Eli Lilly and Company (“Lilly”) under its License, Development and Commercialization Agreement with Lilly (the “Lilly Agreement”). This $30 million milestone was not based on the completion by the Company of the Phase IIa clinical trial of LY3009104 for the treatment of rheumatoid arthritis (“RA”) but, as noted in our initial response letter, was triggered by the achievement of specified efficacy criteria set forth in the Lilly Agreement.  The Phase IIa clinical trial was a six month trial.  The specified efficacy criteria, as defined in the Lilly Agreement, were based upon the initial three month data in the Phase IIa clinical trial. The Company had to complete the remaining three month term of the Phase IIa clinical trial and obtain data for the entire term of the trial to support the start of a Phase IIb clinical trial.

The $19 million milestone was due upon the initiation by Lilly of the Phase IIb clinical trial of LY3009104 for the treatment of RA. This milestone was achieved in October 2010.  In order for Lilly to initiate the Phase IIb clinical trial, substantive efforts by the Company were required as noted below, in addition to the completion of the Phase IIa clinical trial, and the milestone payment was at risk as any of these efforts could have failed.

The milestones in the Lilly Agreement were structured in this manner given the effort and risks involved with advancing the compound from the initial three month data point to the full completion of the Phase IIa clinical trial and to the initiation of the Phase IIb clinical trial. The efforts and associated risks which took place between the $30 million three month data milestone to the initiation by Lilly of the Phase IIb clinical trial included:

(i) The completion by the Company of the full term of the Phase IIa clinical trial, which might not have been possible if adverse incidents or adverse indications regarding safety or efficacy occurred;

(ii) The completion by the Company of the analysis of data from the full term of the Phase IIa trial and the achievement of data that supported the initiation of the Phase IIb trial;

(iii) The completion by the Company of additional safety clinical trials and animal toxicity studies without incidents or adverse indications regarding safety;

(iv) The manufacture of sufficient clinical supplies of the drug candidate prior to initiation of the Phase IIb clinical trial;

(v) The development of the Phase IIb clinical trial protocol by the Company and Lilly, and submission of the protocol to the U.S. Food and Drug Administration (“FDA”) for review and comment (this occurred on August 30, 2010); and

(vi) The review and approval of the clinical trial protocol by regulatory authorities of several other countries prior to the initiation of the Phase IIb trial.

The $3 million milestone from Pfizer Inc. (“Pfizer”) under the Company’s Collaborative Research and License Agreement with Pfizer (the “Pfizer Agreement”) was due upon initiation of a Phase I clinical trial. This Phase I clinical trial milestone involved a backup compound discovered by the Company as part of its Research Plan with Pfizer pursuant to the Pfizer Agreement and subsequent to the effective date of the  Pfizer Agreement.

A Phase I clinical trial is defined in the Pfizer Agreement as the first introduction in humans of a product containing a CCR2 antagonist compound licensed from the Company under the Pfizer Agreement and, therefore, the initiation of a Phase I clinical trial would involve the dosing of the first patient in such trial. The efforts and associated risks to achieve the dosing of the first patient in the Phase I clinical trial included:

(i) The Company’s discovery of the compound pursuant to the Research Plan under the Pfizer Agreement using the Company’s expertise in assays for the family of compounds covered by the Pfizer Agreement;

(ii) Successful pre-clinical toxicology testing of the compound;

(iii) The completion and filing of the Investigative New Drug filing with the FDA and acceptance of that filing by the FDA;

(iv) The design of the Phase I clinical trial and establishment of the doses and enrollment criteria prior to initiation of the trial;

(v) The screening of patients based on the enrollment criteria for the trial; and

(vi) The manufacture of sufficient clinical supplies of the drug candidate prior to initiation of the clinical trial.

Based on the significant level of effort that was required to initiate the aforementioned clinical trials, the substantive uncertainty that the initiation of these trials would be achieved, and the fact that the milestones related solely to past performance and not to remaining deliverables under these arrangements, we consider both the $19 million milestone received from Lilly and the $3 million milestone received from Pfizer to be substantive milestones. Accordingly, we have recognized these milestone payments when achieved as opposed to recognizing these milestone payments over the product development period.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,

/s/ David C. Hastings
David C. Hastings
Executive Vice President and Chief Financial Officer